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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
CLOSING OF THE DATANG FURTHER SUBSCRIPTION

Reference is made to the announcement of Semiconductor Manufacturing International Corporation (the “Company”) dated 5 May 2011 and the shareholders circular dated 11 May 2011 (the “Circular”) in relation to the pre-emptive subscription of Convertible Preferred Shares and Warrants by Datang Holdings (Hongkong) Investment Company Limited (“Datang”). Unless otherwise defined, terms used herein shall have the same meanings as in the Circular.

The Company is pleased to announce that completion of the Datang Further Subscription took place on 16 September 2011. 84,956,858 Convertible Preferred Shares and 16,991,371 Warrants were issued to Datang in accordance with the terms of the Datang Further Subscription Agreement between the Company and Datang dated 5 May 2011. The subscription price per Convertible Preferred Share was HK$5.39 and the total cash consideration paid by Datang was approximately US$58.9 million (equivalent to approximately HK$457.9 million, using the exchange rate of US$1 = HK$7.7743).

Immediately after completion of the Datang Further Subscription, Datang holds 19.36% of the Company’s ordinary shares and 19.07% of the preferred shares. Through this investment, Datang, as a major shareholder of the Company, shows its support to the Company and its management team.
As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan and as the Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
19 September 2011